Date: 09/09/2008	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: REG TECHNOLOGIES INC (AMENDED)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	24/09/2008
Record Date for Voting (if applicable) :	24/09/2008
Meeting Date :	29/10/2008
11111 Horseshoe Way
Meeting Location (if available) :
Richmond, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	758916100	CA7589161008

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for REG TECHNOLOGIES INC